BLOCK CHASER | May 2017





Zillow for the Collector Car Market





Zillow helps buyers and sellers navigate the real estate market while providing agents with valuable leads.

Block Chaser is building the largest database of collector cars by year, make, model and the owner's name, email and zip code.

We serve two audiences:

For collector car owners and buyers, we provide the resources needed to make buying, selling and owning their cars easier.

For business serving the collector car market, we provide next-generation marketing services and lead scoring that will grow and transform their business.



Partners (Revenue Base)



Block Chaser
Sponsored
Like Page
Looking to reach collector car owners and buyers? Get new customers with Block Chaser.
Target owners by year, make, model and zip code.
Block Chaser's partner program
BLOCKCHASER.COM
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Analogy

Zillow: Realtors, Lenders, Shelter Brands

Block Chaser: Auctions, Insurance, Service Providers, Parts, etc.

Lead Acquisition

Validated: 10 per week @ $250, average sale $5,000

Optimized: Post-MVP: 10 per week @$200, average sale $6,000

Segments

1. Local – Partners seeking customers in local or specific regions
2. National – Partners seeking customers nationwide
3. Niche – Partners with very specific segment needs
3. Enterprise – Large companies with more resources

Product Deliverable: Marketing leads with monthly scoring and analytics reports



Partner Value Proposition

Reach collector car owners and buyers by exact year, make, model and zip code.

Grow your business with Block Chaser. Start today.

How does it work?

1. Tell us about your business and goals
2. Select your target, budget and timing
3. We match you with new customers



Members (Free Registrants)



Block Chaser
Sponsored
Like Page
Click the 'Sign Up' button and find out what your collector car is worth at auction. It's FREE!
Find Out What Your Collector Car Is Worth At Auction
Block Chaser can help you determine how much your collector car is worth. It's free!
BLOCKCHASER.COM
Sign Up

Analogy

Zillow: Buyers, Sellers, Renters

Block Chaser: Collector Car Owners, Buyers and Sellers

Member Acquisition

Validated: 500 per day @ $0.88 per member

Optimized: 1,000 per day @ $0.50 per member

Description

Data Collected: Year, Make, Model, Location, Name, Email, Behavioral Scoring

Member Market Size

5.5 Million collector cars in Unites States. – Hagerty Insurance



Member Value Proposition

Get in the driver's seat.

Buying, selling and owning collector cars just got easier. And it's free.

How does it work?

1. Tell us about your car(s)

2. Tell us what you need

3. We match you with:

top providers for insurance, shipping, storage, auctions, valuation and much more.

We also provide news, market comps, resources and expert advice.

Automated Matchmaking



Members

Name
Email
Cars
Zip Code

BLOCK CHASER Platform

Onboarding

Member Tools

Partner Dashboard

Matchmaking

Partners

Business Info
Goals
Budget
Audience Target

Marketing

Facebook

Google



Scalable and Automated

Automated Sales Funnel



Facebook Traffic
Retargeting
Email List
Free Report, Ebook, or Chapters
Email
Webinar Registration
Email
Call To Action
Fulfillment and/or Upsell
Email
Video 1
Email
Video 2
Email
Next offer, integration offer, lead magnet

The key to scaling the business is automating the partner sales process by using media and technology and having minimal interaction with salespeople.

Effective sales funnels generate 50% more bottom of the funnel leads at 33% lower cost.
– Forrester Research



Revenue Model

Partners subscribe to lead nurturing programs, targeting the following criteria:

- **Year, make and model of vehicles**

- **Geography (location of members and their vehicles)**

- **Volume of leads desired per month**

Lead are acquired, nurtured via email marketing and scored to grow each partner's audience of new customer prospects.

Consumer are

13X

more likely to buy

when leads can be targeted

by the car they own.

-Eckler's Research



Pricing Tiers

MOST POPULAR

STARTER *200*	GROW *500*	ACCELERATE *1000*	CUSTOM
$339	*$509*	*$807*	*Call*
per month billed annually or $399 billed monthly	per month billed annually or $599 billed monthly	per month billed annually or $949 billed monthly	
200 Leads	**500** Leads	**1000** Leads	**Custom**
Lead Nurturing & Scoring	Lead Nurturing & Scoring	Lead Nurturing & Scoring	Lead Nurturing & Scoring
Branded Direct Offers	Branded Direct Offers	Branded Direct Offers	Branded Direct Offers
Monthly Leads File	Monthly Leads File	Monthly Leads File	Monthly Leads File
Monthly Lead Scoring Report	Monthly Lead Scoring Report	Monthly Lead Scoring Report	Monthly Lead Scoring Report
-	Localized Targeting	Localized Targeting	Localized Targeting
-	Category-Specific Segments	Category-Specific Segments	Category-Specific Segments
$149 Setup Fee	$149 Setup Fee	$149 Setup Fee	Custom



Opportunity

Market Size



$40B Global collector car market



5.5M US collector cars

Possible Criteria for Future verticals

✓ Growing and fragmented vertical

✓ Non-commodity collectible auction markets

✓ Industries where "matchmaking" is a problem to solved

Sources: Hagerty Insurance, Car & Driver



Competition

Traditional Media Advertising

Challenge: inefficient and difficult to measure



Marketing Agencies

Challenge: expensive for most businesses



Digital (Google/email/social)

Challenge: learning curve and/or requires staff



Core Team



David O'Hara
Leadership, Product Development



21 years media, sales, marketing, leadership and entrepreneurship.

Kris Richards
Data and Digital Marketing Expert



18 years digital media, collector car marketing experience.

Fred Bliss
Technology Solutions Architect



14 years software and website development. Lifelong car enthusiast.

Andy Reid
Car Expert Industry Insider



15 years journalism, car collecting and expert on buying and selling.

Directors and Investors





David O'Hara
Chairman, CEO
Entrepreneur with a strong track record in
the music industry, media and retail
technology.



Steve Chapman
Investor
Avid car collector. Owned over 8,000
residential apartments and 500,000 square
feet of commercial space



Bruce Bedford
Director, Investor
Oversaw $55+ billion of funds. Co-founded
Flagship Financial, a $6 billion fixed income
mutual fund company, which he sold to
Nuveen.



Dan Kaplan
Director, Seed Investor
Co-founded LowerMyBills.com in 1999, which
sold for $300 million to Experian.
Launched/sold several media companies.



Morgan Duffy
Director, Seed Investor
Owns Hayden Wood Insurance and HWI
Motorsports, specializing in high-value car
collections and on track insurance. Skilled driver,
mechanic and collector.

THANK YOU

BLOCK CHASER, INC.
1.800.390.1937
INFO @ BLOCKCHASER.COM